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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Amendment No. 1
                                       to
                                    Form 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Southwestern Energy Company
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             (Exact name of registrant as specified in its charter)


        Arkansas                                            71-0205415
----------------------------                          --------------------------
(State of incorporation or                                 (IRS Employer
        organization)                                      Identification No.)


1083 Sain Street
P.O. Box 1408
Fayetteville, Arkansas                                         72703
-------------------------------------------           --------------------------
(Address of principal executive offices)                     (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                      Name of each exchange on which
      to be so registered                      each class is to be registered
      -------------------                      ------------------------------
Common Stock Purchase Rights                      New York Stock Exchange




Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.           Description of Registrant's Securities to be Registered.

                  On April 7, 1999 (the "Amendment Date"), the Board of Directors of Southwestern Energy Company (the "Company") approved, and the Company has entered into, an Amended and Restated Rights Agreement, dated as of April 12, 1999 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York (the "Rights Agent"), pursuant to which the terms of the outstanding rights (the "Rights") were amended and restated. The outstanding Rights are currently evidenced (on the basis of one Right for each outstanding share) by the existing certificates for outstanding shares of common stock, $0.10 par value, of the Company (the "Common Stock"), and are not exerciseable and do not trade separately from such shares. The summary below describes the Rights as so amended.

                  Each Right, when exercisable, will entitle the registered holder to purchase from the Company one share of the Company's Common Stock at a price of $40 per share (the "Purchase Price"), subject to adjustment.

                  Until the close of business on the earliest of (i) the tenth day after a public announcement that (A) a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership (as defined) of 15% or more of the outstanding shares of Common Stock of the Company (other than pursuant to a tender offer for all outstanding shares of Common Stock at the price and on terms approved by the Board of Directors based upon a prior recommendation of the Independent Directors (as defined) at a time when there are at least two Independent Directors or solely as a result of a reduction of the number of shares of Common Stock outstanding due to a repurchase of shares by the Company), (B) any person or group which beneficially owned 15% of the outstanding shares on the date of the Rights Agreement, or which acquired beneficial ownership of 15% of the outstanding shares as a result of any repurchase of shares by the Company, thereafter acquired beneficial ownership of additional shares constituting 1% or more of the outstanding shares of Common Stock or (C) the Board of Directors determines that a person or group beneficially owning 10% or more of the Common Stock presents a threat to the best interests of the Company or its shareholders and is therefore an "Adverse Person" (any person or group referred to in this clause (i) being an "Acquiring Person"); and (ii) the tenth Business Day (or such later day as may be determined by action of the Board of Directors of the Company prior to such time as any Person becomes an Acquiring Person) after the date of the commencement of, or the first public announcement of the intent of any person (other than a Company Entity (as defined)) to commence (which intention to commence remains in effect for five business days after such announcement) a tender or exchange offer by any Person (other than a Company Entity) to acquire (when added to any shares as to which such Person is the beneficial owner immediately prior to such commencement) beneficial ownership of 15% or more of the issued and outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate.

                  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. New Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation

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

incorporating the Rights Agreement by reference. Until the Distribution Date, the surrender for transfer of any of the Common Stock certificates outstanding as of the date of the Rights Agreement (whether or not containing a notation contemplated by the original Rights Agreement dated May 5, 1989) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate and the number of Rights associated with each share of Common Stock shall be proportionately adjusted in the event of any dividend in Common Stock on the Common Stock or subdivision, combination or reclassification of the Common Stock (except as otherwise provided in the Rights Agreement). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence Rights.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire on April 11, 2009, unless earlier redeemed by the Company as described below or unless further extended pursuant to an amendment in the Rights Agreement as described below.

                  The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

                  In the event that, at any time after the Rights become exercisable, the Company is acquired in a merger or other business combination, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving company (or its parent company or other controlling entity) which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, the Rights Agreement provides that proper provision would be made so that each holder of a Right, other than the Acquiring Person (whose Rights would thereafter be null and void) and certain of its transferees, would thereafter have the right to receive upon exercise that number of shares of the Common Stock having a market value of two times the exercise price of the Right.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

                  At any time prior to the close of business on the date that Rights holders become entitled to purchase Common Stock of the Company (or of the surviving entity after a merger with the Company) with a market value of twice the Purchase Price (as described above), the

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

Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, shares of Common Stock or other consideration), appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (the "Redemption Price"). In the event, however, that any person or group (a "Proposed Acquiror") has proposed or publicly announced an intention to propose a transaction that, if consummated, would cause an Acquiring Person to become such or cause the Company to be acquired in a merger or other business combination, the Board of Directors may only redeem the Rights after receiving a recommendation from a majority of its Independent Directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights (unless otherwise specified in such Board action), the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  Upon the first public announcement (including, without limitation, the filing of a report pursuant to the Securities Exchange Act of
1934) by the Company or an Acquiring Person containing information indicating that an Acquiring Person has become such and prior to the acquisition by an Acquiring Person of 50% or more of the Common Stock then outstanding, the Board of Directors may, at its option and after receiving the prior recommendation of its Independent Directors, exchange all or part of the then outstanding and existing Rights (other than Rights owned by such Acquiring Person which shall become void) for Common Stock at an Exchange Ratio of one share of Common Stock per Right (subject to adjustment) (the "Exchange Ratio"). Immediately upon the action of the Board of Directors of the Company electing to exchange the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive that number of shares of Common Stock or Common Stock equivalents equal to the number of Rights held by such holder multiplied by the Exchange Ratio.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, no right to vote or to receive dividends.

                  At any time prior to the time that an Acquiring Person or a Potential Acquiror has become such, the Company may amend the Rights Agreement and the terms of the Rights in any manner deemed necessary or desirable. Thereafter, the Rights Agreement and the terms of the Rights may be amended by the Company under certain circumstances, but not in any manner that adversely affects the interests of the holders of the Rights (other than an Acquiring Person or a Proposed Acquiror).

                  The Rights Agreement, which includes as exhibits the form of the Amended Right Certificate and the Summary of the Amended Rights to Purchase Common Stock, and the press release which was used to announce the amendment and extension of the Rights Plan, are attached hereto as exhibits and incorporated by reference herein. The foregoing description of the Rights Agreement and the amended Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

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

Item 2.       Exhibits.

              1. Amended and Restated Rights Agreement dated as of April 12, 1999 between Southwestern Energy Company and First Chicago Trust Company of New York, as Rights Agent, which includes as Exhibit A the form of Amended Right Certificate and as Exhibit B the summary of Amended Rights to Purchase Common Stock.

              2. Press Release of the Company dated April 7, 1999.

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


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                          SOUTHWESTERN ENERGY COMPANY



Dated:   April 26, 1999                   By:    /s/GREG D. KERLEY
                                             ---------------------------------
                                                 Greg D. Kerley
                                                 Senior Vice President and
                                                 Chief Financial Officer

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